UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

09075X108
(CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
208,362 (1)

	8	SHARED VOTING POWER
30,579,359

	9	SOLE DISPOSITIVE POWER
208,362 (1)

	10	SHARED DISPOSITIVE POWER
30,579,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,787,721 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 208,362 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.

2.
This percentage is based on a total of 78,614,114 Shares outstanding as of August 1, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 7, 2023, plus the aggregate 16,975,298 Shares to be issued in the PIPE (as defined herein), and 208,362 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,579,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,579,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,579,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 78,614,114 Shares outstanding as of August 1, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 7, 2023, plus the aggregate 16,975,298 Shares to be issued in the PIPE.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2020, (the “Initial Schedule 13D”), as amended on January 28, 2022, on April 11, 2022, and on November 23, 2022 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 3, 2023, the Issuer entered into subscription agreements (the “Subscription Agreements”) with certain shareholders of the Issuer, including the Trust, and management (the “Subscribers”), pursuant to which the Subscribers agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to the Subscribers, an aggregate of 16,975,298 Shares in a private equity offering, at a purchase price of $1.62 per Share, for an aggregate purchase price of approximately $27.5 million (the “PIPE”). Pursuant to the Subscription Agreements, funding will occur in two separate tranches on August 31, 2023 and September 29, 2023. The Subscription Agreements include customary representations, warranties and covenants by the parties to the Subscription Agreements. The Subscription Agreements do not include any registration rights.

The Trust purchased 9,989,506 Shares in the PIPE, at a purchase price of $1.62 per Share, for an aggregate purchase price of approximately $16,183,000, using Mr. Schuler’s personal funds.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is attached as Exhibit 4 to this Amendment No. 4 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 4 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 30,787,721 Shares, which represents approximately 32.1% of the Shares outstanding.

Mr. Schuler’s beneficial ownership consists of (1) 46,102 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (2) 162,260 Shares that Mr. Schuler has the right to acquire upon vesting of RSUs within 60 days of the date of this filing, and (3) 30,579,359 Shares held by the Trust, representing approximately 32.0% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 78,614,114 Shares outstanding as of August 1, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 7, 2023, plus the aggregate 16,975,298 Shares to be issued in the PIPE, and, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, 208,362 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 30,579,359 Shares beneficially owned by the Trust.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 6 Pages
(c) The response to Item 3 of this Amendment No. 4 is incorporated by reference herein. Except as set forth in this Amendment No. 4, no transactions in the Shares have been effected by the Reporting Person within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 4 is incorporated by reference herein.

Except as otherwise set forth in this Amendment No. 4, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2023).

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

August 11, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).